Federated Hermes Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1)   Copy of the Great American Insurance Company Investment Company Bond received on January 6, 2021 as required by Rule 17g-1 (g) (1) (ii) (a);*

2)   Copy of the AIG National Union Fire Insurance Company of Pittsburgh, PA Excess Bond and co-surety arrangement with ACE/Chubb received on January 6, 2021 as required by Rule 17g-1 (g) (1) (ii) (a);*

3)   Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the above-referenced bonds, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4)   Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5)   As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is 10/01/2020 to 10/01/2021;* and

6)   Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

*Incorporated by reference to the Federated Hermes Funds Form 40-17G - Fidelity Bond [Rule 17G-1(g)] Co-Registrant filing submitted via EDGAR on January 14, 2021, SEC Accession No. 0001623632-21-000012.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2021

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Adjustable Rate Securities Trust				
FADRF	$138,271,854			
		$141,572,791	$525,000	$138,796,854
Federated Hermes Core Trust				
HYCORE	$2,598,913,358			
BLCORE	$1,718,239,165			
EMCOR	$1,159,522,135			
MBCORE	$3,036,526,029			
		$8,689,074,702	$2,500,000	$8,518,700,688
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds				
Federated Hermes Core Trust III				
PTCORE	$767,282,005			
		$783,647,645	$1,000,000	$768,282,005
Federated Hermes Equity Funds				
FKLCF	$4,555,594,181			
FMMGF	$666,376,670			
FKAUF	$8,259,403,587			
FKSCF	$9,433,042,519			
FISVF	$406,977,017			
FCSVF	$199,976,092			
FPBF	$161,529,798			
FSVF	$7,355,695,411			
		$31,672,474,181	$2,500,000	$31,051,445,275
Federated Hermes Equity Income Fund, Inc.				
FEIF	$896,573,555			
		$915,525,026	$1,000,000	$897,573,555
Federated Hermes Income Securities, Inc.				
FMUSF	$2,933,273,455			
SIF	$1,120,490,077			
		$4,138,051,802	$2,500,000	$4,056,913,532
Federated Hermes Government Income Securities, Inc.				
GISI	$129,429,306			
		$132,553,392	$525,000	$129,954,306
Federated Hermes High Income Bond Fund, Inc.				
FHIBF	$665,395,105			
		$679,621,007	$900,000	$666,295,105
Federated Hermes High Yield Trust				
FHOHY	$735,644,771			
		$751,275,666	$1,000,000	$736,544,771
Federated Hermes Income Securities Trust				
FRRBF	$120,006,973			
FCIF	$1,031,184,601			
FUSG	$213,754,867			
FMSAF	$1,656,220,229			
FRSIF	$866,233,975			
FICBF	$200,414,201			
FSTIF	$2,601,020,244			
		$6,830,134,292	$2,500,000	$6,696,210,091
Federated Hermes Government Income Trust				
FHGIF	$200,463,436			

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2021

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
		$205,084,705	$600,000	$201,063,436
Federated Hermes Index Trust				
MDCF	$425,277,143			
MXCF	$298,922,169			
		$740,213,299	$900,000	$725,699,313
Federated Hermes Institutional Trust				
FIHYBF	$10,193,892,798			
FHGUSF	$1,107,072,430			
FSITRB	$2,192,824,113			
		$13,769,224,128	$2,500,000	$13,499,239,341
Federated Hermes Insurance Series				
IFHIBF	$152,732,568			
IFKAUF	$215,149,412			
IFGMF	$83,211,286			
IFQBF	$193,726,813			
IFMVF	$209,799,331			
IFUSG	$116,818,049			
		$994,308,707	$1,000,000	$974,812,458
Federated Hermes International Series Inc.				
FGTRB	$20,332,891			
		$20,994,549	$250,000	$20,582,891
Federated Hermes Investment Series Funds, Inc.				
FCBF	$1,488,381,382			
		$1,519,424,010	$1,500,000	$1,489,631,382
Federated Hermes Managed Pool Series				
FMSP	$165,403,971			
FIBSP	$25,822,147			
FHYSP	$120,510,005			
FIDSP	$67,069,533			
FCP	$177,684,584			
		$570,093,544	$900,000	$558,915,239
Federated Hermes MDT Series				
FMACC	$447,576,815			
FMBAL	$217,222,562			
FMLCG	$197,619,735			
FMSCC	$1,248,411,209			
FMSCG	$915,912,171			
		$3,091,561,342	$2,100,000	$3,030,942,493
FederatedHermes Municipal Bond Fund, Inc.				
FMBDF	$337,805,710			
		$345,326,825	$750,000	$338,555,710
Federated Hermes Municipal Securities Income Trust				
FMHYAF	$604,078,075			
FHMIMF	$76,765,992			
OHMIF	$156,748,266			
PAMIF	$160,564,829			
		$1,020,721,306	$1,250,000	$1,000,707,163
Federated Hermes Project and Trade Finance Tender Fund				
FPTFT	$524,742,530			
		$536,155,381	$900,000	$525,642,530

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2021

Fund	Monthly Average Net Assets	Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Hermes Premier Municipal Income Fund				
FPMIF	$187,965,837			
		$192,337,154	$600,000	$188,565,837
Federated Hermes Short-Intermediate Duration Municipal Trust				
FHSIMF	$1,294,707,622			
		$1,321,876,775	$1,250,000	$1,295,957,622
Federated Hermes Global Allocation Fund				
FGALF	$422,583,730			
		$431,800,405	$750,000	$423,333,730
Federated Hermes Adviser Series				
FHCMF	$57,114,439			
FHCMMF	$11,565,883			
FHEEF	$60,441,948			
FMLVF	$1,219,773,732			
FEMEQF	$61,750,291			
FHGSF	$3,469,262			
FHGEF	$10,400,446			
FIEQF	$1,786,818,516			
FHIDEF	$25,031,978			
FIGRF	$942,055,925			
FHHYCF	$50,755,628			
FHMMN	$79,967,092			
		$4,402,085,542	$2,500,000	$4,315,770,139
Federated Hermes Total Return Government Bond Fund				
FTRGBF	$317,054,195			
		$324,160,279	$750,000	$317,804,195
Federated Hermes Total Return Series, Inc.				
FHCOBF	$19,678,454			
FTRBF	$11,179,612,434			
FUSBF	$9,462,405,381			
		$21,080,259,695	$2,500,000	$20,666,921,269
Federated Hermes Short-Term Government Trust				
FHSTGF	$110,773,634			
		$113,524,607	$525,000	$111,298,634
Federated Hermes Short-Intermediate Government Trust				
FHSIGF	$237,785,241			
		$243,152,946	$600,000	$238,385,241
Federated Hermes World Investment Series, Inc.				
FILF	$1,328,065,562			
FEMDF	$41,392,105			
FISCF	$215,385,084			
		$1,618,783,606	$1,500,000	$1,587,042,751
Federated Hermes Intermediate Municipal Trust				
FHIMF	$139,869,436			
		$143,202,325	$525,000	$140,394,436
Federated Hermes Money Market Obligations Trust				
CMCT	$773,521,723			
FCRF	$4,166,035,544			
FGRF	$10,723,411,656			
FTFT	$877,972,100			

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED HERMES, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2021

Fund	Monthly Average Net Assets		Required Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
GOF	$132,096,018,562				
GOTMF	$7,256,003,212				
MMM	$1,045,622,820				
MOF	$2,715,669,141				
NYMCT	$341,475,905				
PCOF	$18,198,188,561				
POF	$13,528,339,125				
PVOF	$11,387,127,111				
TFOF	$2,604,088,355				
TOF	$49,956,395,099				
TTO	$2,890,087,794				
USTCR	$34,838,960,663		$299,299,739,718	$2,500,000	$293,431,117,370
TOTALS:	105,235,956,992.72		$406,717,961,350	$41,600,000	398,743,099,363.04

COVERAGE FOR FEDERATED FUNDS

Current Coverage:

$45,000,000

Coverage Cushion: 7.56%

$3,400,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
May 31, 2021

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

C-6/29/20   Federated Hermes Capital Preservation Fund (CPF)

               Edward Jones Money Market Fund (JONES)

C-6/29/20   Federated **Hermes** Alternative Funds ICAV (Ireland) *(Not Active)*
C-6/29/20   FPTFM   Federated **Hermes** Project and Trade Finance Master Fund
C-6/29/20   FPTFC   Federated **Hermes** Project and Trade Finance Credit Fund
C-6/29/20   FPTFPL   Federated **Hermes** Project and Trade Finace Primary Loan Fund

C-6/29/20   Federated **Hermes** Cash Management Funds
C-6/29/20   FSSPF   Federated **Hermes** Short-Term Sterling Prime Fund
C-6/29/20   FSCPF   Federated **Hermes** Sterling Cash Plus Fund

               Federated CBO, Ltd. II (FCBOII)

               Federated Clover Non-Registered Funds
                     Clover Capital Multi Cap Value Equity Common Fund, LLC
                     Clover Capital Mid Cap Value Equity Common Fund, LLC
                     Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
                     Clover Capital Core Fixed Income Common Fund, LLC
                     Clover Capital Multi Cap Value Equity Fund Group Trust
                     Clover Capital Core Fixed Income Fund Group Trust
                     Clover Absolute Return Fund, LLC
                     Clover MicroMax Fund, LLC
                     Clover Focus Series: Income Plus Fund, L.P.

C-6/29/20   Federated **Hermes** High Yield Bond Collective Investment Fund (HYBCIF)

               Federated InterContinental Collective Fund (CFFICF)

C-6/29/20   Federated **Hermes** International Funds PLC (Offshore Funds)
D-6/19/20   ~~FHIAF~~   ~~Federated High Income Advantage Fund~~
C-6/29/20   FSTGF   Federated **Hermes** Short-Term U.S. Government Securities Fund
C-6/29/20   FSTPF   Federated **Hermes** Short-Term U.S. Prime Fund
D12/20/19   ~~FSVEF~~   ~~Federated Strategic Value Equity Fund~~

C-6/29/20   Federated **Hermes** MDT Market Neutral LLC - Non-Registered Funds
             MNLLC   Federated Hermes MDT Market Neutral LLC
A-6/29/20   *(Previously Optimum Q - Market Neutral LLC*

C-6/29/20   Federated **Hermes** MDT All Cap Core Collective Fund (CFMACC)

C-6/29/20   Federated **Hermes** Prime Cash Collective Investment Fund (PCCIF)

C-6/29/20   Federated **Hermes** Prime Private Liquidity Funds
           FPPLF   Federated Hermes Prime Private Liquidity Fund

               Federated Redwood Trade Finance Fund, L.P. (REDTF)

C-6/29/20   Federated **Hermes** Short-Term Daily U.S. Dollar Fund, Ltd (FSTDDF)

C-6/29/20   Federated **Hermes** Strategic Value U.S. Equity Dividend Fund (FUSVF)

A-1/19/21   Federated Hermes Total Return Bond Collective Investment Fund (TRBCIF)

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

Federated Unit Trust (Offshore Funds)

   LVMEA   Europa-Aktien
   LVMPF   ProFutur
   LVMER   Euro-Renten
   LVMIR   Inter-Renten
   LVMIA   Inter-Aktein
   LVMEK   Euro-Kurzlaufer
   LVMPB   ProBasis

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Global Strategic Value Dividend (GSVD)

C-1/29/21   ~~ICBC Federated Funds ICAV~~ Federated Hermes Funds ICAV
       ICFAC   ~~ICBC Federated Active Cash Fixed Income Fund~~ Federated Hermes Active Cash Fixed Income Fund

C-6/29/20   **Federated Hermes** Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend SMA Agrt.   (ISVD)

Massachusetts Government Fund
   MACP   MMDT Cash Portfolio
   MAST   MMDT Short Term Bond Portfolio

TexPool Separate Account   (TXPOOL)
TexPool Prime Separate Account   (TXPRIM)

JOINT INSUREDS AGREEMENT

Federated Hermes Adjustable Rate Securities Trust; Federated Hermes Adviser Series; Federated Hermes Core Trust; Federated Hermes Core Trust III; Federated Hermes Equity Funds; Federated Hermes Equity Income Fund, Inc.; Federated Hermes Fixed Income Securities, Inc.; Federated Hermes Global Allocation Fund;   Federated Hermes Government Income Securities, Inc.; Federated Hermes Government Income Trust; Federated Hermes High Income Bond Fund, Inc.; Federated Hermes High Yield Trust; Federated Hermes Income Securities Trust; Federated Hermes Index Trust; Federated Hermes Institutional Trust; Federated Hermes Insurance Series; Federated Hermes Intermediate Municipal Trust; Federated Hermes International Series, Inc.; Federated Hermes Investment Series Funds, Inc.; Federated Hermes Managed Pool Series;; Federated Hermes MDT Series; Federated Hermes Money Market Obligations Trust; Federated Hermes Municipal Bond Fund, Inc.; Federated Hermes Municipal Securities Income Trust; Federated Hermes Premier Municipal Income Fund; Federated Hermes Project and Trade Finance Tender Fund; Federated Hermes Short-Intermediate Duration Municipal Trust; Federated Hermes Short-Intermediate Government Trust; Federated Hermes Short-Term Government Trust; Federated Hermes Total Return Series, Inc.; Federated Hermes Total Return Government Bond Fund; Federated Hermes World Investment Series, Inc.; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective July 15, 2020, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA (AIG) and ACE American Insurance Company (Chubb), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any

registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Hermes, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Federated Hermes Adjustable Rate Securities Trust
Federated Hermes Adviser Series
Federated Hermes Core Trust
Federated Hermes Core Trust III
Federated Hermes Equity Funds
Federated Hermes Equity Income Fund, Inc.
Federated Hermes Fixed Income Securities, Inc.
Federated Hermes Global Allocation Fund
Federated Hermes Government Income Securities, Inc.
Federated Hermes Government Income Trust
Federated Hermes High Income Bond Fund, Inc.
Federated Hermes High Yield Trust
Federated Hermes Income Securities Trust
Federated Hermes Index Trust
Federated Hermes Institutional Trust
Federated Hermes Insurance Series
Federated Hermes Intermediate Municipal Trust
Federated Hermes International Series, Inc.
Federated Hermes Investment Series Funds, Inc.
Federated Hermes Managed Pool Series
Federated Hermes MDT Series
Federated Hermes Money Market Obligations Trust
Federated Hermes Municipal Bond Fund, Inc.
Federated Hermes Municipal Securities Income Trust
Federated Hermes Premier Municipal Income Fund
Federated Hermes Project and Trade Finance Tender Fund
Federated Hermes Short-Intermediate Duration Municipal Trust
Federated Hermes Short-Intermediate Government Trust
Federated Hermes Short-Term Government Trust
Federated Hermes Total Return Series, Inc.
Federated Hermes Total Return Government Bond Fund
Federated Hermes World Investment Series, Inc.



_____
Peter J. Germain, Secretary



Federated Joint Insured's Agreement
Amendment #1

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on July 15, 2020, be amended as follows:

Entity Name	**Effective Date**
ADD Federated Hermes ETF Trust	12/14/21

Peter J. Germain, Secretary

12/15/21
Execution Date